Filed Pursuant to Rule 424(b)(3)

File No. 333-278000

AXXES OPPORTUNISTIC CREDIT FUND

Supplement dated May 23, 2025

to the Prospectus and Statement of Additional Information dated October 1, 2024

This supplement updates certain information contained in the Fund’s Prospectus and Statement of Additional Information dated October 1, 2024. You may obtain a copy of the Fund’s Prospectus and Statement of Additional Information free of charge, upon request, by calling 1-(877) 462-9937, accessing the Fund’s website at axxesfundsolutions.com, or by writing to the Fund at c/o Axxes Advisors I LLC, 3011 Ponce de Leon Blvd, Suite 1420, Coral Gables, Florida 33134.

Terms used and not otherwise defined in this supplement shall have the same meanings as set forth in the Fund’s Prospectus or Statement of Additional Information, as applicable.

Effective May 22, 2025, the Board of Trustees of the Fund (the “Board”) approved the reduction of the Fund’s Minimum Offering Requirement from $25,000,000 to $10,000,000, and authorized the Fund’s officers to direct the release of the escrowed funds upon the satisfaction of the Fund’s Minimum Offering Requirement.

Effective May 22, 2025, Ray Joseph resigned from his position on the Board and his position as Chairman of the Board. On May 22, 2025, the Nominating and Corporate Governance Committee of the Board met to nominate Gary J. Bachman to fill the vacancy on the Board. Mr. Bachman’s nomination was approved by the Board, effective May 22, 2025. Additionally, the Board appointed Paul Huchro to serve in the position of Chairman of the Board effective May 22, 2025. As such, the following changes are made to the Prospectus and Statement of Additional Information:

The first sentence in the Prospectus Summary under the heading “The Adviser” is replaced in its entirety with the following:

The Adviser is newly formed and led by its Chief Executive Officer, Joseph DaGrosa, Jr., who, together with the Sub-Adviser, have overall responsibility for managing the Fund’s investment program.

In the Statement of Additional Information, under “Management of the Fund,” the “Interested Trustee” table and the “Officers who are Not Trustees” table are replaced in their entirety with the following:

Interested Trustees

Name and Year of Birth	Position(s) Held with the Fund; Term of Office and Length of Time Served*	Principal Occupation(s) During the Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee in the Past 5 Years
Gary J. Bachman** (1968)	Trustee Since 2025; Chief Financial Officer and President Since inception	Chief Financial Officer, Axxes Capital (Apr. 2023); Managing Director, GQG Partners (Jan. 2021 – Apr. 2023); Chief Operating Officer, Pzena Investment Management (Sept. 2012 – Mar. 2020)	2	None
Martha Bejar*** (1962)	Trustee Since 2022	Chairperson, Afiniti (a data and software company) (Jan. 2022 – Present); Senior Partner, DaGrosa Capital Partners (Sept. 2022 – Present); Director, Quadient SA (Jan. 2019 – Present); Director, Sportsman’s Warehouse (Feb. 2019 – Present); Director, Commvault Systems, Inc. (Jul. 2018 – Present); Director, Lumen Technologies (Jan. 2016 – Present); Co-Founder, Red Bison Advisory Group (Jan. 2013 – Jun. 2019)	2	Lumen Technologies; Commvault Systems, Inc.; Quadient SA; Sportsman’s Warehouse

* Each Trustee serves during the continued lifetime of the Fund and will not be subject to a term limit.

** Mr. Bachman is an interested person of the Fund because of his position with the Fund’s Adviser.

*** Ms. Bejar is an interested person of the Fund because of her position with an affiliate of the Fund’s Adviser.

Officers who are Not Trustees

Information regarding our officers who are not Trustees is as follows:

Name and Year of Birth	Position(s) Held with the Fund; Term of Office and Length of Time Served(1)	Principal Occupation(s) During the Past 5 Years
Joseph DaGrosa, Jr. (1963)	Chief Executive Officer Since inception	Founder and Chief Executive Officer, Axxes Capital (Jan. 2022 – Present); Chairman, DaGrosa Capital Partners (Jan. 2019 – Present); Co-Founder and Co-Chair, Quinn Residences (2019 – 2020); Chairman, General American Capital Partners LLC (Jan. 2016 – Apr. 2022); Senior Partner, 1848 Capital Partners LLC (2006 – Apr. 2022)
Karrie Jerry (1974)	Chief Compliance Officer Since inception	Chief Compliance Officer, Axxes Capital (Mar. 2022 – Present); Chief Compliance Officer, New Mountain Capital LLC (Jul. 2011 – Mar. 2022)
Adrain Bryant (1977)	Chief Legal Officer Since inception	Chief Legal Officer, Axxes Capital (Sep. 2023 – Present); Director of Corporate Legal Affairs, Vapotherm (Aug. 2020 – Aug. 2023); Consulting Attorney (Aug. 2017 – Aug. 2020); Vice President and Associate General Counsel, W.P. Carey Inc. (Aug. 2015 – Aug. 2017)
Adam Kaplan (1967)	Chief Administrative Officer and Secretary Since inception	Chief Administrative Officer, Axxes Capital Inc. (Jun. 2022 – Present); Chief Operating Officer, DaGrosa Capital Partners (Feb. 2021 – Jun. 2022); Independent Consultant (Nov. 2019 – Jan. 2021); Chief Financial Officer, Ship Supply (Mar. 2018 – Oct. 2019); Chief Portfolio Officer, Banyan Mezzanine Partners (Apr. 2009 – Mar. 2018)

(1) Officers are typically elected every year, unless an officer earlier retires, resigns or is removed from office.

The address for each officer is c/o Axxes Private Markets Fund, 3011 Ponce de Leon Blvd., Suite 1420, Coral Gables, FL 33134.

In the Statement of Additional Information, under “Management of the Fund – Biographical Information – Interested Trustees” Ray Joseph’s bio is removed and replaced with the following:

Gary J. Bachman

Gary J. Bachman is a Trustee and the Chief Financial Officer and President of the Fund and the Chief Financial Officer of the Adviser. Mr. Bachman has over 30 years of corporate finance experience covering public accounting, financial institutions and public company investment managers.

Previously, Mr. Bachman was a Managing Director at GQG Partners overseeing all strategic initiatives. From 2016 to 2020, Mr. Bachman was the Chief Operating Officer of Pzena Investment Management and previously served as Pzena’s Chief Financial Officer from 2012 through 2016. Prior to joining Pzena, Mr. Bachman served in senior finance and accounting roles at JP Morgan Chase, Lehman Brothers, and Goldman Sachs. Mr. Bachman began his career in 1990 as an auditor with Ernst & Young and earned his Certified Public Accounting license in 1992. Mr. Bachman recently served as a member of the Financial Accounting Standards Board Small Business Advisory Committee.

Mr. Bachman received a B.S. in Accounting from Binghamton University and an M.B.A. in Finance from Fordham University.

Mr. Bachman’s management and financial reporting experience make him qualified to serve on the Board.

In the Statement of Additional Information, under “Management of the Fund – Biographical Information – Officers who are Not Trustees,” Gary J. Bachman’s bio is removed.

In the Statement of Additional Information in “Management of the Fund – Compensation of Trustees” Ray Joseph is removed from the table and replaced with Gary J. Bachman. Mr. Bachman will not receive any compensation from the Fund for his service as a Trustee.

In the Statement of Additional Information the section titled “Management of the Fund – Board Leadership Structure” is deleted in its entirety and replaced with the following:

The Fund’s business and affairs will be managed under the direction of the Board. Among other things, the Board sets broad policies for the Fund and approves the appointment of the Adviser, Administrator and officers. The role of the Board, and of any individual trustee, is one of oversight and not of management of the Fund’s day-to-day affairs.

Under the bylaws of the Fund, the Board may designate one of the trustees as chair to preside over meetings of the Board and meetings of shareholders, and to perform such other duties as may be assigned to him or her by the Board. The Board appointed Mr. Huchro to serve in the role of chairman of the Board. The chairman’s role is to preside at all meetings of the Board and to act as a liaison with the Adviser, counsel and other trustees generally between meetings. The chairman serves as a key point person for dealings between management and the trustees. The chairman also may perform such other functions as may be delegated by the Board from time to time. The Board reviews matters related to its leadership structure annually. The Board has determined that its leadership structure is appropriate because it allows the Board to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among committees of trustees and the full Board in a manner that enhances effective oversight.

The Fund’s corporate governance policies include regular meetings of the Independent Trustees in executive session without the presence of Interested Trustees and management, the establishment of an audit committee and a nominating and corporate governance committee that are each comprised solely of Independent Trustees, and the appointment of a Chief Compliance Officer, with whom the Independent Trustees meet regularly without the presence of Interested Trustees and other members of management, for administering the Fund’s compliance policies and procedures.

The Board believes that its leadership structure is the optimal structure for the Fund at this time. The Board, which will review its leadership structure periodically as part of its annual self-assessment process, further believes that its structure is presently appropriate to enable it to exercise its oversight of the Fund.

Please retain this supplement for future reference.

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